                                                                EXHIBIT (A)(10)

                                  SUPPLEMENT
                                      TO
                          OFFER TO PURCHASE FOR CASH
                                      BY
                               AMP INCORPORATED
                                      OF
                  UP TO 30,000,000 SHARES OF ITS COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                                      AT
                               $55 NET PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 25, 1998, UNLESS THE OFFER IS EXTENDED.

  AMP Incorporated, a Pennsylvania corporation (the "Company" or "AMP"), has invited its shareholders to tender shares of its common stock, without par value (the "Shares") (including the associated common stock purchase rights (the "Rights"), issued pursuant to the Rights Agreement, dated as of October 25, 1989 and as amended, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent), to the Company at $55 per Share, net to the seller in cash, without interest (such amount, or any greater amount per Share as may be paid pursuant to the Offer, being referred to herein as the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 1998, as amended ("Offer to Purchase"), this Supplement and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Shares shall include the associated Rights.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS INCLUDING THE COMPANY'S HAVING OBTAINED SUFFICIENT FINANCING FOR THE PURCHASE OF SHARES AND ALL CONDITIONS TO SUCH FINANCING, OTHER THAN THE PURCHASE OF SHARES PURSUANT TO THE OFFER, BEING SATISFIED ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER. SEE SECTIONS 5 AND 9.

  The Shares are listed on the New York Stock Exchange, Inc. (the "NYSE") and traded on the NYSE, Boston, Cincinnati, Chicago, Pacific and Philadelphia exchanges under the symbol "AMP." On November 16, 1998, the last full trading day on the NYSE prior to the mailing of this Supplement, the closing per Share sales price as reported on the NYSE Composite Tape was $43 15/16. Shareholders are urged to obtain current market quotations for the Shares.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES.

                    THE DEALER MANAGERS FOR THE OFFER ARE:

CREDIT SUISSE FIRST BOSTON                         DONALDSON, LUFKIN & JENRETTE

               The Date of this Supplement is November 16, 1998.

                                   IMPORTANT

  Any shareholders desiring to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver the Letter of Transmittal with any required signature guarantee and any other required documents to ChaseMellon Shareholder Services L.L.C. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 2 of the Offer to Purchase, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Shareholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary, in any case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 2 of the Offer to Purchase. TO EFFECT A VALID TENDER OF THEIR SHARES, SHAREHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

  Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement and the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Managers at their addresses and telephone numbers set forth on the back cover of this Supplement.

  THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

TO THE HOLDERS OF SHARES OF
COMMON STOCK OF AMP INCORPORATED:

                                 INTRODUCTION

  The following information amends and supplements the Offer to Purchase, dated October 9, 1998, as amended ("Offer to Purchase") of AMP Incorporated, a Pennsylvania corporation (the "Company" or "AMP"), pursuant to which the Company is offering to purchase up to 30,000,000 shares of its common stock, without par value (the "Shares") (including the associated common stock purchase rights (the "Rights"), issued pursuant to the Rights Agreement ("Rights Agreement"), dated as of October 25, 1989 and as amended on September 4, 1992, August 12, 1998, August 20, 1998, and September 17, 1998, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent), at $55 per Share, net to the seller in cash, without interest, (such amount, or any greater amount per Share as may be paid pursuant to the Offer, being referred to herein as the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Shares in the Offer to Purchase and this Supplement shall include the associated Rights.

  This Supplement should be read in conjunction with the Offer to Purchase. This Supplement, among other things, sets forth certain additional information and revises and restates in their entirety Section 5 and Section 9 of the Offer to Purchase. Except as set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal remain applicable in all respects to the Offer. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS INCLUDING THE COMPANY'S HAVING OBTAINED SUFFICIENT FINANCING FOR THE PURCHASE OF SHARES AND ALL CONDITIONS TO SUCH FINANCING, OTHER THAN THE PURCHASE OF SHARES PURSUANT TO THE OFFER, BEING SATISFIED ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER (THE "FINANCING CONDITION"). SEE SECTIONS 5 AND 9.

  In connection with the Offer, the Company has obtained commitments from an affiliate of CSFB, an affiliate of DLJ, The Chase Manhattan Bank and an affiliate of The Chase Manhattan Bank to provide on the terms, and subject to the conditions specified in such commitments, the financing necessary to consummate the Offer and provide for the Company's anticipated working capital or other needs. The Financing Condition will not be deemed satisfied, unless otherwise determined by the Company, upon receipt of the proceeds of the financing contemplated by the commitment letter signed with these institutions (the "Commitment Letter") if the overall final terms of the bank facilities are not satisfactory to the Company. See Sections 5 and 9.

                          FORWARD-LOOKING STATEMENTS

  The Offer to Purchase and this Supplement contain certain "forward-looking" statements. The safe harbors intended to be created by Section 21E of the Securities Exchange Act of 1934, as amended, are not available to statements made in connection with a tender offer. Accordingly, such safe harbors may not be available to statements made in connection with this self-tender offer, including statements incorporated herein by reference to the Company's Annual Report on Form 10-K or otherwise. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in the Company's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to the Company's
Schedule 14D-9 filed with the Securities and Exchange Commission. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the Company employees, whose attention may have been distracted by AlliedSignal's tender offers and whose numbers will have been reduced as a result of these initiatives.

                                   THE OFFER

  2. PROCEDURE FOR TENDERING SHARES. The discussion set forth in Section 2 of the Offer to Purchase is hereby amended and supplemented as follows:

  CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

  The revised Letter of Transmittal distributed with this Supplement may be used to tender Shares. Tendering shareholders also may continue to use the Letter of Transmittal previously delivered with the Offer to Purchase to tender Shares. By tendering Shares pursuant to the revised Letter of Transmittal or the Letter of Transmittal previously distributed, tendering shareholders will be deemed to represent and warrant to the Company that the tender of Shares complies with Rule 14e-4 under the Exchange Act.

  SHAREHOLDERS WHO HAVE PREVIOUSLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER.

  5. CERTAIN CONDITIONS OF THE OFFER. The discussion set forth in Section 5 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  The Offer is conditioned upon the Company's having obtained sufficient financing for the purchase of Shares and all conditions to such financing, other than the purchase of Shares pursuant to the Offer, being satisfied on or prior to the Expiration Date of the Offer. This condition will not be deemed satisfied, unless otherwise determined by the Company, upon the receipt of the proceeds of the financing contemplated by the Commitment Letter if the overall final terms and conditions of the bank facilities are not satisfactory to the Company. Such financing is subject to certain conditions, including finalization of certain financial terms and other provisions, and that the Company shall not have had a change in its Board of Directors resulting in less than a majority being "disinterested directors" (as such term is defined in Section 1715(e) of the PBCL). See Section 9. In addition, and notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after September 28, 1998 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) such conditions are not met or if any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable or impracticable to proceed with the Offer or with such acceptance for payment or payment; provided that the Company will not assert any such conditions or events (other than those relating to regulatory approvals) after the Expiration Date:

    (a) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Company's reasonable judgment, would directly or indirectly:
  (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, or (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares pursuant to the Offer; or

    (b) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, challenging or seeking to, or which could, make illegal, delay or otherwise directly or indirectly restrain or prohibit or make more costly the making of the Offer, the acceptance for payment of, or payment for, some of or all Shares pursuant to the Offer or the purchase of Shares pursuant to the Offer, seeking to obtain damages in connection with the Offer, or seeking to restrain or prohibit the consummation of the Offer or the transactions contemplated thereby or which otherwise directly or indirectly relates to the Offer; or

    (c) a preliminary or permanent injunction or other order by any Federal or state court which prevents the acceptance for payment of, or payment for, some of or all the Shares pursuant to the Offer shall have been issued and shall remain in effect; or

    (d) there shall have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States; (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States; or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's reasonable judgment, a material acceleration or worsening thereof; or

    (e) (i) following consummation of the Second Amended AlliedSignal Offer, AlliedSignal shall have commenced another tender offer at a price greater than $44.50 per Share or otherwise on terms materially different than the Second Amended AlliedSignal Offer, or (ii) any person shall publicly disclose an acquisition or business combination proposal with respect to the Company or any of its securities or assets, or (iii) a tender or exchange offer for the Shares (other than by AlliedSignal or its affiliates) shall have been commenced by any person, if such tender or exchange offer could result in such other person and its affiliates beneficially owning directly or indirectly more than 5% of the outstanding Shares, or (iv) it shall have been publicly disclosed or the Company shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the Company or its affiliates or AlliedSignal or its affiliates) shall have acquired, or proposed to acquire, more than 5% of the outstanding Shares, other than acquisitions of additional Shares representing not more than 2% of the outstanding Shares by any person or group owning more than 5% of the outstanding Shares on September 28, 1998, as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission of that date; or

    (f) the Company shall have entered into a definitive agreement or any agreement in principle, or shall have announced an intention to pursue or seek to pursue a transaction, in each instance with respect to a merger, other business combination or acquisition proposal or disposition of assets other than in the ordinary course of business; or

    (g) all consents and approvals required to be obtained from any Federal or state governmental agency, authority or instrumentality in connection with the Offer shall not have been obtained or the Company shall have been advised, or shall otherwise have reason to believe, that any such consent or approval will be denied or substantially delayed, or will not be given other than upon terms or conditions which would, in the opinion of the Company, make it impracticable to proceed with the Offer.

  The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if the Company waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

  7. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. The discussion set forth under "Litigation" in Section 7 of the Offer to Purchase is hereby amended and supplemented as follows:

  On October 9, 1998, AlliedSignal filed appeals in AlliedSignal v. AMP and in AMP v. AlliedSignal, et al. in the United States Court of Appeals for the Third Circuit (the "Court of Appeals"). In the AlliedSignal v. AMP action, AlliedSignal appealed the District Court's denial of AlliedSignal's motion for summary judgment and a preliminary injunction with respect to amendments to the Rights Agreement. In the AMP v. AlliedSignal action, AlliedSignal appealed from that portion of the District Court's October 8, 1998 Order which granted partial summary judgment to the Company and enjoined AlliedSignal's consent solicitation until such time as AlliedSignal shall have complied with such order. AlliedSignal also filed a motion for expedited review of the appeals. The motion for expedited review has been granted. The shareholder group filed a notice of appeal from the District Court's determination that they do not have standing to seek an injunction; that appeal has been withdrawn. AlliedSignal filed its opening brief on October 13, 1998 and AMP filed its brief on October 20, 1998. AlliedSignal filed its reply brief on October 23, 1998. The shareholder group and the College Retirement Equities Fund have filed amici curiae briefs in the appeals filed by AlliedSignal. Argument on the appeals has not yet been scheduled.

  After the issuance of the October 8, 1998 Order and Memorandum Opinion, the Court has held several conferences regarding the injunction relating to AlliedSignal's consent solicitation. The Court reiterated that the injunction was in force until further order of the Court. At a conference on October 21, 1998, the parties were prepared to present evidence regarding AlliedSignal's assertion that it has complied with the Court's order. That hearing was postponed to November 4, 1998.

  On October 22, 1998, AlliedSignal filed with the Court of Appeals an Emergency Motion For A Stay Of Injunction Pending Expedited Appeal or, in the alternative, For An Emergency Hearing On A Limited Merits Issue. The motion requested the Court of Appeals to stay the District Court's injunction of the consent solicitation to allow AlliedSignal to continue the consent solicitation on the condition that, if the Company's shareholders consented to the proposed By-Law amendments and the election of the AlliedSignal Nominees, the By-Law amendments would not become effective and the nominees would not take office until either the Court of Appeals vacated the injunction or the District Court found that AlliedSignal had complied with the injunction. On November 2, 1998, the United States Court of Appeals for the Third Circuit issued an order denying AlliedSignal's motion to stay the District Court's injunction. AlliedSignal also separately appealed an order issued by the District Court on October 21, 1998 that the injunction remained in place until further order, and moved to consolidate that appeal with its earlier appeal. The Court of Appeals has not decided the motion to consolidate.

  At a hearing on November 4, 1998, the District Court heard evidence and arguments with respect to (x) AlliedSignal's assertion that it had complied with the Court's October 8, 1998 order and, as a result, the injunction regarding the consent solicitation should be dissolved; and (y) AMP's motion for a declaratory injunction that the consent solicitation proposals to elect seventeen AlliedSignal directors and officers to AMP's Board of Directors are unlawful under Pennsylvania law and for a permanent injunction to prevent the consent solicitation. After the presentation of evidence and arguments, the Court ruled that it was inclined to find that AlliedSignal had complied with the October 8, 1998 order if each of the AlliedSignal nominees signs an additional statement acknowledging, among other things, that, in discharging his or her fiduciary duties to AMP if seated on the AMP Board, AlliedSignal has not waived the duty of loyalty owed by the nominees to AlliedSignal. The nominees' duty of loyalty to AlliedSignal may require them, if seated as AMP directors, to abstain from voting on matters such as entering into a merger agreement with AlliedSignal, considering third party proposals to acquire AMP, determining whether AMP should remain independent, and other decisions fundamental to AMP's future. If AlliedSignal submits evidence of compliance with the Court's November 4, 1998 ruling and when the District Court has authority from the Court of Appeals to dissolve the injunction (AlliedSignal having appealed the injunction), the Court indicated that it would be inclined to dissolve the injunction. The Court also denied AMP's motion for a declaratory judgment and permanent injunction. As of November 16, 1998, the District Court had not yet entered an order that it would be inclined to dissolve the injunction.

  9. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  The Company entered into commitment letters (the "Original Commitment Letters"), dated September 27, 1998, with Credit Suisse First Boston, New York branch ("CS"), an affiliate of CSFB, and DLJ Capital Funding, Inc. ("DLJC"), an affiliate of DLJ, providing for (a) borrowings under a senior secured bank facility (consisting of $1,750 million of term loans and a $750 million revolving credit facility) and (b) (i) the issuance of up to $750 million of senior notes of the Company (the "Senior Notes") through a private placement offering and/or (ii) to the extent that the Senior Notes are not sold prior to the purchase of the Shares, a bridge loan (the "Bridge Loan") of up to $750 million. On October 29, 1998, the Company entered into a letter agreement with the parties to the Original Commitment Letters terminating the commitments under such letters. The Company expects to finance the Offer solely with the proceeds of the Senior Bank Facility referred to below.

  Financing the Offer. The Company estimates that the total funds required to purchase 30,000,000 shares pursuant to the Offer and to pay related fees and expenses will be approximately $1.7 billion. The Company intends to obtain such funds, as well as any funds required to refinance any of the Company's existing indebtedness which may be repaid in connection with the Offer, by means of proceeds of borrowings under a senior secured bank facility (consisting of $1,400 million of term loans and a $1,200 million revolving credit facility (collectively, the "Senior Bank Facility") pursuant to a commitment letter (the "Commitment Letter"), dated October 29, 1998, from CS, DLJC, The Chase Manhattan Bank ("Chase") and Chase Securities Inc. (together with CS, DLJC and Chase are hereinafter referred to collectively as the "Lenders"). The Company expects to repay indebtedness incurred as a result of the Offer through cash flow from operations or through refinancing of such indebtedness at a later date.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE COMPANY'S HAVING OBTAINED SUFFICIENT FINANCING FOR THE PURCHASE OF SHARES AND ALL CONDITIONS TO SUCH FINANCING, OTHER THAN THE PURCHASE OF SHARE PURSUANT TO THE OFFER, BEING SATISFIED ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER. SEE SECTION 5.

  The terms of the Senior Bank Facility have not yet been finalized and are still being negotiated. Moreover, the documentation evidencing the Senior Bank Facility has not yet been finalized. Accordingly, the description below of the Senior Bank Facility is preliminary and necessarily incomplete. In addition, the terms and provisions of the Senior Bank Facility, to the extent described, are subject to change if the terms of the Offer change. In any event, the ultimate Senior Bank Facility might contain terms that are more or less onerous than those currently contemplated.

 Senior Bank Facility

  As set forth above under "Financing the Offer," the Lenders have delivered the Commitment Letter. Pursuant to the Commitment Letter, the Lenders have committed to provide the Senior Bank Facility on a senior secured basis, such Facility to include a sublimit for the issuance of letters of credit, all upon the terms and subject to the conditions set forth in the Commitment Letter, including the execution of definitive financing documents and that a Change of Control (as defined below) shall not have occurred. A "Change of Control" will have occurred if, among other things, the Second Offer is consummated or the Company shall have had a change in its Board of Directors resulting in less than a majority of the directors being "disinterested directors" (as such term is defined in Section 1715(e) of the PBCL), which will occur if the AlliedSignal Nominees are elected to the Board of Directors.

  The Commitment Letter provides that the commitments of the Lenders will terminate unless definitive financing documents with respect thereto shall have been executed and delivered on or prior to December 18, 1998.

  Funding pursuant to the Commitment Letter is subject to certain conditions precedent, including but not limited to (i) the negotiation, execution and delivery of definitive documents reasonably satisfactory to the Lenders, (ii) the completion of the Offer, (iii) no material adverse change in the banking or capital markets that could materially impair the syndication of bank facilities or consummation of securities offerings, (iv) the Company's achieving a minimum EBITDA (operating income plus taxes, depreciation and amortization) for the fiscal quarter ending September 30, 1998, (v) the Company's having received investment grade ratings on its long term secured senior indebtedness from both Standard and Poor's Corporation and Moody's Investor Service, (vi) the Company shall not have entered into any agreement (or announced its intention to pursue a transaction) with respect to a merger, acquisition or other business combination which the Lenders in their reasonable judgment shall have determined will adversely affect their ability to successfully syndicate the Senior Bank Facility and (vii) no occurrence of any event or events, adverse condition or change in or affecting the Borrower that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on
(x) the business, results of operations, property, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole, or (y) the validity or enforceability of any documents entered into in connection with the Offer or the Senior Bank Facility, the other transactions contemplated by the Offer or the Senior Bank Facility, or the rights, remedies and benefits available to the parties thereunder. The Lenders are also entitled to change the structure, terms or pricing of the Senior Bank Facility if the syndication has not been completed and if the Lenders determine that such changes are advisable in order to insure a successful syndication of the Senior Bank Facility; provided, however, that the total amount of the Senior Bank Facility shall remain unchanged.

  The Senior Bank Facility will be provided pursuant to the terms and conditions of the Credit Agreement to be entered into by the Company and the Lenders.

  Pursuant to the Commitment Letter, the Senior Bank facility is expected to consist of (i) two senior secured revolving credit and working capital Facilities available to the Company in a maximum principal amount not to exceed $1,200 million consisting of (x) a five year facility (the "Five Year Facility") in an aggregate principal amount of $800 million, a portion of which may be comprised of letters of credit (the "Letters of Credit") and (y) a 364-day facility (the "364 Day Facility") in an aggregate principal amount up to $400 million and (ii) two senior secured term loan facilities in a maximum principal amount not to exceed $1,400 million consisting of (x) a $1 billion Tranche A term loan which will mature in five years and (y) a $400 million Tranche B term loan which will mature in seven years. Lenders' commitments under the 364 Day Facility will terminate on the 364th day following the initial funding. At a request of the Company and AMP Finance Limited, the 364 Day Facility may be extended for an additional 364 days for a period not to exceed the Five-Year Facility. If a Lender elects not to participate in any extension, then the outstanding loans made by such Lender shall convert to a bullet maturing five years from the initial funding or be repaid according to an amortization schedule to be agreed upon in the final documentation. Both the Tranche A and Tranche B term loans will amortize quarterly. Annual scheduled repayments under Tranche A will amount to $125 million in the second year following the initial funding, $225 million in the third year, $275 million in the fourth year and $375 million in the fifth year. Annual scheduled repayments in Tranche B will aggregate $20 million in the second through sixth years following the initial funding and $380 million in the seventh year. The availability of the Senior Bank Facility will be reduced by the aggregate amount of certain indebtedness of the Company that remains outstanding after giving effect to the Offer. Borrowings under the Five Year Facility and the 364 Day Facility are available to both the Company and AMP Finance Limited.

  All existing and hereafter acquired domestic subsidiaries of the Company will unconditionally guarantee the obligations of the Company arising under the Senior Bank Facility. The Company will unconditionally guarantee the obligations of AMP Finance Limited arising under the Senior Bank Facility. The Senior Bank Facility, and the guarantee obligations in respect thereof, will be secured by a security interest in substantially all the assets of the Company and its domestic subsidiaries. The security interest shall be released if, and only if, (x) Moody's and S&P assign ratings of Baal and BBB+, respectively, or better to the Company's long term unsecured senior indebtedness for a period of thirty consecutive days and (y) at the end of such thirty day period, there is no default or event of default.

  The Senior Bank Facility will be required to be prepaid with (subject to certain exceptions): (i) the net proceeds from the issuance of any debt or equity securities of the Company or any of its subsidiaries or (ii) the net proceeds from non-ordinary course asset sales or (iii) a certain percentage of excess cash flow. Voluntary prepayment of the Senior Bank Facility, in whole or in part, is permitted at any time. Indebtedness outstanding under Tranche A and the revolving line of credit of the Senior Bank Facility will bear an initial interest rate, computed on a per annum basis, equal to either the Base Rate (as defined below) plus 1.0% or LIBOR plus 2.0%. Indebtedness outstanding under Tranche B of the Senior Bank Facility will bear an initial interest rate, computed on a per annum basis equal to either the Base Rate plus 1.75 % or LIBOR plus 2.75%. The LIBOR and Base Rate margins will be subject to performance pricing step-downs to be determined.

  "Base Rate" shall mean the higher of (i) the Administrative Agent's prime rate and (ii) the Federal Funds rate plus 0.5%.

  Fees payable in respect of letters of credit shall be in an amount equal to the interest rate margin on LIBOR based loans then in effect, due quarterly in arrears. The issuer of a letter of credit shall be paid a per annum fronting fee of .25% on the face amount of all letters of credit, due quarterly in arrears. Additionally, the Company shall pay the issuer of a letter of credit its customary letter of credit charges as in effect from time to time.

  The Senior Bank Facility will contain certain representations and warranties, certain negative and affirmative financial covenants, certain conditions and events of default which are customarily required for similar financings. Representations and warranties will probably apply to the Company and its subsidiaries. Such covenants will include restrictions and limitations on dividends and stock redemptions, capital expenditures, leases, incurrence of debt, transactions with affiliates, investments and acquisitions, and mergers, consolidations and assets sales. Furthermore, the Company will be required to maintain compliance with certain financial covenants such as a Maximum Leverage Ratio, an Interest Coverage Ratio and Minimum Net Worth (as such terms will be defined in the Credit Agreement).

  The foregoing description is qualified in its entirety by reference to the Commitment Letter a copy of which is filed as exhibit to the Schedule 13E-4 and is incorporated herein by reference.

  Fees Associated with Financing. The Company has agreed to pay certain commitment, ticking and funding fees to the Lenders in connection with the financing. Such fees will aggregate at least $28.75 million. In the event that at the consummation of the Offer all amounts are drawn under the Senior Bank Facility, the fees will aggregate approximately $54.75 million (excluding ticking fees through that date).

  10. CERTAIN INFORMATION ABOUT THE COMPANY. The discussions set forth under "Historical Financial Information" and "Pro Forma Financial Information" in
Section 10 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

  Historical Financial Information. The following table sets forth summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information for fiscal years 1996 and 1997 has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and is hereby incorporated herein by reference. The historical financial information presented for the nine months ended September 30, 1997 and 1998 is unaudited. Such historical financial information has been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and is hereby incorporated herein by reference. Copies of reports may be inspected or obtained from the Commission in the manner specified in "Additional Information" below.

                        AMP INCORPORATED & SUBSIDIARIES
             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                        YEAR ENDED          NINE MONTHS ENDED
                                   ---------------------  ---------------------
                                    DECEMBER   DECEMBER   SEPTEMBER  SEPTEMBER
                                      31,        31,         30,        30,
                                      1996       1997        1997       1998
                                   ---------- ----------  ---------- ----------
                                                               (UNAUDITED)
Income Statement Data
  Net sales....................... $5,468,028 $5,745,235  $4,293,472 $4,084,869
  Gross income....................  1,565,295  1,768,629   1,372,362  1,206,764
  SG&A............................    964,589  1,022,856     828,516    822,968
  Restructuring charge (credit)...     98,000    (21,338)        --     185,778
                                   ---------- ----------  ---------- ----------
  Income from operations..........    502,706    767,111     543,846    198,018
  Income before income taxes and
   cumulative effect of accounting
   changes........................    438,308    677,985     489,223    120,040
  Net income before cumulative
   effect of accounting changes...    286,984    457,640     330,226     81,025
  Cumulative effect of accounting
   changes........................        --      15,450      15,450        --
                                   ---------- ----------  ---------- ----------
  Net income...................... $  286,984 $  473,090  $  345,676 $   81,025
                                   ========== ==========  ========== ==========
Basic Earnings Per Share
  EPS before cumulative effect of
   accounting changes............. $     1.31 $     2.08  $     1.50 $     0.37
  Cumulative effect of accounting
   changes........................        --        0.07        0.07        --
  Earnings per share.............. $     1.31 $     2.15  $     1.57 $     0.37
  Average shares outstanding,
   basic..........................    219,200    219,800     219,700    219,200
Diluted Earnings Per Share
  EPS before cumulative effect of
   accounting changes............. $     1.31 $     2.08  $     1.50 $     0.37
  Cumulative effect of accounting
   changes........................        --        0.07        0.07        --
  Earnings per share.............. $     1.31 $     2.15  $     1.57 $     0.37
  Average shares outstanding,
   diluted........................    219,600    220,400     220,300    219,900
  Ratio of Earnings to Fixed
   Charges (unaudited)............        8.7       12.6        13.7        3.7
Balance Sheet Data
  Working capital................. $  911,285 $1,204,504  $1,116,165 $1,095,398
  Total assets....................  4,685,705  4,848,103   4,808,011  4,718,265
  Total long-term debt............    181,599    159,695     172,703    170,360
  Shareholders' equity............  2,789,898  2,951,535   2,897,959  2,817,850
  Book value per common share
   (unaudited).................... $    12.71 $    13.42  $    13.19 $    12.86

  Pro Forma Financial Information. The following summary unaudited consolidated pro forma financial statements give effect to the following transactions: (i) the consummation of the Offer and the purchase thereunder of 30,000,000 Shares at a price of $55 per Share, (ii) the execution of revised commitments related to the Senior Bank Facility and borrowings under the Senior Bank Facility, and (iii) the establishment of the Flexitrust, a grantor trust, to hold newly issued Shares to fund employee benefits and compensation programs. The pro forma financial statements have been prepared assuming that the Company has drawn down under the Senior Bank Facility all amounts required to finance the Offer and that all existing indebtedness shall remain outstanding. The cost savings anticipated to be realized as a result of the Company's Profit Improvement Plan are not reflected in the pro forma adjustments. The summary unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the summary consolidated historical financial information. The summary unaudited pro forma consolidated financial statements have been prepared, as if the transactions referred to above had taken place (i) at the beginning of 1997 for income statement purposes, and (ii) at the end of the periods presented for balance sheet purposes, but, in each case, such information does not purport to be indicative of the results that would actually have been achieved had the preceding transactions been completed on the dates indicated or that may be achieved in the future.

                        AMP INCORPORATED & SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                      PRO FORMA         PRO
                                         HISTORICAL  ADJUSTMENTS       FORMA
                                         ----------  -----------     ----------
                                         (DOLLARS IN THOUSANDS EXCEPT PER
                                                    SHARE DATA)
Net sales............................... $5,745,235  $               $5,745,235
Cost of sales...........................  3,976,606                   3,976,606
                                         ----------  ----------      ----------
  Gross income..........................  1,768,629         --        1,768,629
SG&A expenses...........................  1,022,856                   1,022,856
Restructuring credit....................    (21,338)                    (21,338)
                                         ----------  ----------      ----------
  Income from operations................    767,111         --          767,111
Interest expense........................    (31,843)    (25,609)(1)    (183,192)
                                                       (125,740)(2)
Other deductions, net...................    (57,283)                    (57,283)
                                         ----------  ----------      ----------
  Income before income taxes............    677,985    (151,349)(3)     526,636
Income taxes............................    220,345     (49,189)(4)     171,156
                                         ----------  ----------      ----------
Net income before accounting change..... $  457,640  $ (102,160)(5)  $  355,480
                                         ==========  ==========      ==========
Basic Shares............................    219,770     (30,000)(6)     189,770
Basic EPS............................... $     2.08                  $     1.87
Diluted Shares..........................    220,375     (30,000)(6)     190,375
Diluted EPS............................. $     2.08                  $     1.87
Ratio of Earnings to Fixed Charges......       12.6                         3.5

                        AMP INCORPORATED & SUBSIDIARIES
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                       PRO FORMA        PRO
                                         HISTORICAL   ADJUSTMENTS      FORMA
                                         -----------  -----------    ----------
                                          (DOLLARS IN THOUSANDS EXCEPT PER
                                                    SHARE DATA)
Net sales............................... $ 4,084,869   $             $4,084,869
Cost of sales...........................   2,878,105                  2,878,105
                                         -----------   --------      ----------
Gross income............................   1,206,764        --        1,206,764
SG&A expenses...........................     822,968                    822,968
Restructuring and one-time charges......     185,778                    185,778
                                         -----------   --------      ----------
  Income from operations................     198,018        --          198,018
Interest expense........................     (31,154)    (3,575)(1)    (130,082)
                                                        (95,353)(2)
Other deductions, net...................     (46,824)                   (46,824)
                                         -----------   --------      ----------
  Income before income taxes............     120,040    (98,928)(3)      21,112
Income taxes............................      39,015    (32,152)(4)       6,863
                                         -----------   --------      ----------
Net income.............................. $    81,025   $(66,776)(5)  $   14,249
                                         ===========   ========      ==========
Basic Shares............................     219,165    (30,000)(6)     189,165
Basic EPS............................... $      0.37                 $     0.08
Diluted Shares..........................     219,886    (30,000)(6)     189,886
Diluted EPS............................. $      0.37                 $     0.08
Ratio of Earnings to Fixed Charges......         3.7                        1.1

  NOTES TO THE SUMMARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(1) Represents bank fees and undrawn fees expensed as incurred or deferred and amortized related to the following loans:

                                             YEAR ENDED,    NINE MONTHS ENDED,
   FEE                                    DECEMBER 31, 1997 SEPTEMBER 30, 1998
   ---                                    ----------------- ------------------
   Fees on undrawn Revolvers and letters
    of credit fees.......................  $ 4.75 million     $3.60  million
   Amortization of deferred financing
    fees.................................   18.11 million      7.48  million
   Fee on original (terminated)
    commitments..........................    2.75 million     (7.50) million
                                           --------------     --------------
     Total...............................  $25.61 million     $3.58  million
                                           ==============     ==============

  The aggregate fees associated with the financings are estimated to be approximately $54.75 million, including $2.75 million of commitment fees expensed relating to commitments terminated by the Company in October 1998. The balance of these fees are deferred and amortized over the related loan periods ($18.11 million and $7.48 million for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively). The deferred fees are amortized using the effective interest rate method for the term loans ($1 billion payable over 5 and $400 million over 7 years), and the straight-line method for the revolvers (364-day and 5-year). The pro forma adjustments also include periodic fees accruing on the undrawn revolvers and letters of credit, but exclude ticking fees associated with the commitments.

  The pro forma adjustments for the nine months also include a reversal of a $7.5 million expense recorded in the third quarter relating to the terminated commitment. This expense, related to a bridge commitment, was recorded by the Company in its historical financial statements at the time incurred. However, subsequent to that period the financing was restructured and the fee structure finalized. As a result the Company will record a reversal of $4.75 million in interest expense in the fourth quarter which represents the difference between the $7.5 million commitment fee expensed under the previous financing arrangement and the $2.75 million to be expensed under the new arrangement. For purposes of the pro forma adjustments, the fee paid in connection with the terminated commitments is deemed expensed as of January 1, 1997.

(2) Represents periodic interest expense on the new debt facilities of $125.7 million and $95.4 million for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. Interest expense on Tranche A and Tranche B of the term loan under the Senior Bank Facility is calculated based on the current LIBOR rate of 5.22% plus 2.0% and 2.75%, respectively. Interest expense on the revolving facilities is calculated based on the current LIBOR rate of 5.22% plus 2%. A 1/8% increase in the LIBOR rate results in approximately $2.1 million and $1.6 million additional interest expense for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. Interest expense under the alternate base rate of 8.0% plus 1.2% was not used, as such values would have resulted in a higher interest expense during the period. The Company can elect to use either the LIBOR based-rate or the alternate base rate.

(3) Represents the pretax impact of the pro forma adjustments to income before income taxes for the period.

(4) Represents the tax benefit derived from the impact of the pro forma adjustments for the period.

(5) Represents the impact on net income before accounting change (net income for the nine months ended September 30, 1998) related to the pro forma adjustments for the period.

(6) Represents the reduction in Shares outstanding as a result of the purchase of Shares pursuant to the Offer.

                        AMP INCORPORATED & SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997

                                                   PRO FORMA          PRO
                                     HISTORICAL   ADJUSTMENTS        FORMA
                                     -----------  -----------     -----------
                                           (DOLLARS IN THOUSANDS)
ASSETS
Current Assets:
  Cash & cash equivalents........... $   350,320  $    (4,750)(1) $   345,570
  Securities available for sale.....      79,350                       79,350
  Other current assets..............   2,220,130                    2,220,130
                                     -----------  -----------     -----------
    Total current assets............   2,649,800       (4,750)      2,645,050
Property, plant & equipment, net....   1,915,985                    1,915,985
Investments and other assets........     282,318       52,000 (2)     334,318
                                     -----------  -----------     -----------
TOTAL ASSETS........................ $ 4,848,103  $    47,250     $ 4,895,353
                                     ===========  ===========     ===========
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt................... $   465,233  $   300,000 (3) $   765,233
  Other current liabilities.........     980,063         (894)(4)     979,169
                                     -----------  -----------     -----------
    Total current liabilities.......   1,445,296      299,106       1,744,402
Long-term debt......................     159,695    1,400,000 (3)   1,559,695
Other liabilities...................     291,577                      291,577
                                     -----------  -----------     -----------
    Total Liabilities...............   1,896,568    1,699,106       3,595,674
Shareholders' Equity
  Common Stock......................      81,670      979,688 (5)   1,061,358
  Other Capital.....................      91,575                       91,575
  Deferred compensation.............     (11,169)                     (11,169)
  CTA...............................      27,079                       27,079
  Net unrealized investment loss....        (373)                        (373)
  Retained earnings.................   2,940,488       (1,856)(6)   2,938,632
  Shares held in flexitrust.........         --      (979,688)(5)    (979,688)
  Treasury stock....................    (177,735)  (1,650,000)(7)  (1,827,735)
                                     -----------  -----------     -----------
    Total Shareholders' Equity......   2,951,535   (1,651,856)      1,299,679
                                     -----------  -----------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY............................. $ 4,848,103  $    47,250     $ 4,895,353
                                     ===========  ===========     ===========
  Book Value Per Share.............. $     13.42                  $      6.85

                        AMP INCORPORATED & SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1998

                                                   PRO FORMA          PRO
                                     HISTORICAL   ADJUSTMENTS        FORMA
                                     -----------  -----------     -----------
                                           (DOLLARS IN THOUSANDS)
ASSETS
Current Assets:
  Cash & cash equivalents........... $   236,032  $   25,000 (1)  $   261,032
  Securities available for sale.....       8,141                        8,141
  Other current assets..............   2,218,209                    2,218,209
                                     -----------  ----------      -----------
    Total current assets............   2,462,382      25,000        2,487,382
Property, plant & equipment, net....   1,944,861                    1,944,861
Investments and other assets........     311,022      29,750 (2)      340,772
                                     -----------  ----------      -----------
TOTAL ASSETS........................ $ 4,718,265  $   54,750      $ 4,773,015
                                     ===========  ==========      ===========
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt................... $   459,108  $  300,000 (3)  $   759,108
  Other current liabilities.........     907,876       1,544 (4)      909,420
                                     -----------  ----------      -----------
    Total current liabilities.......   1,366,984     301,544        1,668,528
Long-term debt......................     170,360   1,400,000 (3)    1,570,360
Other liabilities...................     363,071                      363,071
                                     -----------  ----------      -----------
    Total Liabilities...............   1,900,415   1,701,544        3,601,959
Shareholders' Equity
  Common Stock......................      81,764     979,688 (5)    1,061,452
  Other Capital.....................      92,694                       92,694
  Deferred compensation.............     (20,977)                     (20,977)
  CTA...............................      47,476                       47,476
  Net unrealized investment loss....      (4,682)                      (4,682)
  Retained earnings.................   2,844,263       3,206 (6)    2,847,469
  Shares held in flexitrust.........         --     (979,688)(5)     (979,688)
  Treasury stock....................    (222,688) (1,650,000)(7)   (1,872,688)
                                     -----------  ----------      -----------
    Total Shareholders' Equity......   2,817,850  (1,646,794)       1,171,056
                                     -----------  ----------      -----------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY............................. $ 4,718,265  $   54,750      $ 4,773,015
                                     ===========  ==========      ===========
  Book Value Per Share.............. $     12.86                  $      6.19

NOTES TO THE SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

(1) Reflects the change in cash resulting from the proceeds under the term loan and the 364-day revolver under the Senior Bank Facility of $1,700 million, purchase of Shares pursuant to the Offer of $1,650 million and the payment of bank fees of $54.75 million. On September 29, 1998, $29.75 million of bank fees were paid of which $2.75 million will be expensed and $27 million will be deferred under the final fee structure. See note 1 to the unaudited pro forma consolidated statements of income.
(2) Represents bank fees deferred relating to the Senior Bank Facility.
(3) Represents the increase in short-term and long-term indebtedness resulting from the borrowings under the Senior Bank Facility. The $300 million in short-term borrowings are pursuant to the 364-day revolving credit facility and the $1,400 million in long-term borrowings is pursuant to the term loans.
(4) For the December 31, 1997 pro forma condensed consolidated balance sheet, the adjustment represents the tax benefit related to the commitment fee of $2.75 million that is expensed as incurred related to the portion of the original financing commitments that was deemed no longer required by management. For the September 30, 1998 unaudited pro forma condensed consolidated balance sheet, the adjustment represents the net impact on accrued income taxes of reversing the $7.5 million commitment fee on the Bridge Loan that was eliminated in the final Senior Bank Facility and the commitment fee of $2.75 million that is expensed as incurred related to the portion of the original financing commitments that was deemed no longer required by management. See note 1 to the unaudited pro forma consolidated statements of income.
(5) Reflects the formation of the Flexitrust through the issuance of 25,000,000 Shares at a market price of $39.1875 per Share by the Company to the Flexitrust in exchange for a note payable over 10 years. Both the note payable and the Flexitrust have a beginning balance of $979.7 million based on 25,000,000 Shares at $39.1875 per Share. As the note is amortized, Shares are released from the Flexitrust to fund existing employee benefit programs and compensation plans. The Company's note receivable and related interest income, as well the Flexitrust note payable and related interest expense, are not recognized in the pro forma consolidated financial statements. Shares held by the Flexitrust are excluded from basic and diluted per share calculations.
(6) For the December 31, 1997 pro forma consolidated balance sheet, the adjustment represents the commitment fee of $2.75 million, net of the related tax benefit, that is expensed as incurred related to the portion of the original financing commitments that was deemed no longer required by management. For the September 30, 1998 unaudited pro forma condensed consolidated balance sheet, the adjustment represents the net impact on retained earnings of reversing the $7.5 million commitment fee on the Bridge Loan that was terminated in the final Senior Bank Facility and the commitment fee of $2.75 million that is expensed as incurred related to the portion of the original financing commitments that was deemed no longer required by management. See note 1 to the pro forma unaudited consolidated statements of income.
(7) Reflects the purchase of 30,000,000 Shares at $55 per Share pursuant to the Offer.

                                          AMP Incorporated

November 16, 1998

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                       The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES L.L.C.

      By Mail:                  By Hand:                  By Overnight:



   Reorganization       Reorganization Department   Reorganization Department
     Department                120 Broadway         85 Challenger Road, Mail
    P.O. Box 3301               13th Floor                 Drop--Reorg
South Hackensack, NJ        New York, NY 10271      Ridgefield Park, NJ 07660
        07606

                           By Facsimile Transmission
                       (for eligible institutions only):
                                (201) 296-4293

                        Confirm Facsimile Transmission
                              By Telephone Only:
                                (201) 296-4860

  Any questions or requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Managers at their telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                          INNISFREE M&A INCORPORATED
                        501 Madison Avenue, 20th Floor
                           New York, New York 10022
                        Call Toll Free: (888) 750-5834
                 Banks & Brokers Call Collect: (212) 750-5833

                    The Dealer Managers for the Offer are:

CREDIT SUISSE FIRST BOSTON CORPORATION      DONALDSON, LUFKIN & JENRETTE
         Eleven Madison Avenue                     277 Park Avenue
        New York, NY 10010-3629                  New York, NY 10172
      (800) 881-8320 (toll free)             (877) 893-0576 (toll free)